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                             April 16, 2021

       John K. Delaney
       Chief Executive Officer
       Revolution Acceleration Acquisition Corp
       1717 Rhode Island Avenue, NW 10th floor
       Washington, D.C. 20036

                                                        Re: Revolution
Acceleration Acquisition Corp
                                                            Registration
Statement on Form S-4
                                                            Filed March 19,
2021
                                                            File No. 333-254539

       Dear Mr. Delaney:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed March 19, 2021

       Summary of the Proxy Statement/Prospectus
       Reasons for Approval of the Business Combination, page 13

   1. Please balance your discussion of the factors considered by the board of directors to include a discussion of
the negative factors concerning the business combination.
       Unaudited Historical Comparative and Pro Forma Combined Per Share Information, page 27

   2. Disclose pro forma book value per share for RAAC and Berkshire Grey. We refer you to our pro forma balance
sheet comments below.
 John K. Delaney
FirstName
RevolutionLastNameJohn     K. DelaneyCorp
             Acceleration Acquisition
Comapany
April       NameRevolution Acceleration Acquisition Corp
       16, 2021
April 216, 2021 Page 2
Page
FirstName LastName
Risk Factors
We have generated substantially all of our revenue..., page 28

3. We note that two customers accounted for approximately 99% of your revenue in the year ended December 31, 2020. Please identify these two customers and disclose the percentage of your revenue attributable to each customer. Also, disclose the material terms of your agreements with these customers including the term and any termination provisions and file these agreements as exhibits to your registration statement. Refer to
         Item 601(b)(10(ii)(B) of Regulation S-K.
Our mobile solutions use lithium-ion battery cells..., page 29

4. Please clarify whether your solutions have been observed to catch fire or smoke and disclose any material costs incurred in relation to these events for the periods presented.
We have generated substantially all of our revenue to date..., page 29

5. Please disclose the number of solutions from which you generate substantially all of your revenue.
We depend on a limited number of third-party contract manufacturers..., page 30

6. Please identify the two third-party manufacturers that supply substantially all of your manufacturing needs and disclose the material terms of your agreements with them including the term and any termination provisions. Also unless these suppliers can easily be replaced, file these agreements as exhibits to your registration statement. Refer to Item
         601(b)(10(ii)(B) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information, page 55

7. In the Description of the Transactions, please disclose the ratio of the exchange of RAAC shares for Berkshire Grey shares under the two redemption scenarios. Provide similar disclosure within the disclosure accompanying the per share data on page 27.
Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2020, page 58

8. Please revise the pro forma balance sheet to present first a RAAC pro forma balance sheet assuming no redemptions and a RAAC pro forma balance sheet assuming maximum redemptions, before presenting the pro forma combined balance sheets. The RAAC pro forma balance sheet adjustments should give effect to:
             reclassification of cash held in the trust account to cash;
             the payment of $10.1 million of deferred underwriters    fees; and
             the cash payment to redeeming RAAC Public Stockholders under the maximum redemption scenario.
9. Please revise the pro forma balance sheet to present a Berkshire Grey pro forma balance sheet assuming no redemptions and a Berkshire Grey pro forma balance sheet assuming
 John K. Delaney
Revolution Acceleration Acquisition Corp
April 16, 2021
Page 3
         maximum redemptions, before presenting the pro forma combined balance sheets. Present in a separate adjustment column following the Berkshire Grey historical balance sheet, the pro forma adjustment to give effect to:
             the redemption/conversion of the preferred stock;
             an accrual for the estimated direct and incremental "other transaction costs" incurred by Berkshire Grey related to the Business Combination; and
             the settlement of the promissory note through the repurchase of shares of common stock described in footnote D.
         In the notes, please disclose how the adjustments, such as deferred underwriting commissions and other transaction costs, were calculated.
10. Refer to pro forma footnotes (D) and (F). In light of the value of the consideration payable to Berkshire Grey stockholders noted on page 56, it is unclear why you are unable to make a reasonable estimate that would properly reflect the accounting impact on the financial statements of New Berkshire Grey. Please advise and tell us how you intend to account for the settlement of the promissory note through the repurchase of shares of common stock.
Proposal No. 4 - The Advisory Charter Proposals
Reasons for the Amendments, page 83

11. Please balance your discussion of the reasons for adopting a classified board structure, removing the ability to act by written consent, exclusive forum provision and requiring the approval of two-thirds of the voting power to make certain amendments to your charter and bylaws with a discussion of the disadvantages to stockholders of these proposals.
Information about Berkshire Grey
Company Overview, page 110

12. Please disclose the source of your assertion that you pioneer and deliver transformative
         AI-enabled robotic solutions and that you are a technology leader in robotics and AI automation.
13. We note your statement that most of your deployments have been with large, Fortune 50 companies and that your customers include Walmart, Target, FedEx, SBG and TJX. For context, please identify the two customers that accounted for 99% of your revenues. Also, disclose that a subsidiary of SoftBank Group Corp., a related party, generated $9.8 million of your revenues for the year ended December 31, 2020.
Management of Berkshire Grey
Narrative
FirstNameDisclosure to Summary
          LastNameJohn          Compensation Table, page 129
                         K. Delaney
Comapany
14.        NameRevolution
       Please                 Acceleration
              file the employment           Acquisition
                                    agreements          Corp Wagner, Johnson
and Fidler as
                                                with Messrs.
       exhibits
April 16,       to your
          2021 Page   3 registration statement. Refer to Item 601(b)(iii)(A) of
Regulation S-K.
FirstName LastName
 John K. Delaney
FirstName
RevolutionLastNameJohn     K. DelaneyCorp
             Acceleration Acquisition
Comapany
April       NameRevolution Acceleration Acquisition Corp
       16, 2021
April 416, 2021 Page 4
Page
FirstName LastName
Berkshire Grey's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Business Overview, page 135

15. In light of your significant operating losses and negative cash flows from operating activities, please discuss in reasonable detail your plans for achieving profitability and positive cash flows from operating activities in the future. Your discussion should address the likelihood and anticipated timing of your plans and assumptions coming to fruition.
Berkshire Grey's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Factors Affecting Operating Results, page 139

16.      We note your disclosure on page 166 that RAAC   s board considered
Berkshire Grey   s key
         metrics and performance indicators. Please disclose these key metrics and performance indicators for the periods presented along with any material trends. Results of Operations, page 142

17. Please expand your discussion of your results of operations to describe any known trends or uncertainties that have had or that Berkshire Grey's management reasonably expects will have a material impact on revenues or loss from operations. For example, in light of your dependence on Target Corporation and SoftBank Robotics Corp., please discuss and analyze all known trends and uncertainties resulting from your dependence on these customers for substantially all of your revenues. If applicable, discuss to what extent management intends to rely upon these two customers for future revenue growth.
The Business Combination, page 156

18. We note from Section 2.7 of the Merger Agreement that the parties intend for the merger to qualify as a reorganization under Section 368(a) of the Tax Code. Therefore, please file an opinion of counsel supporting such a conclusion. See Item 601(b)(8) of Regulation S-
         K.
Background of the Business Combination, page 158

19. We note your disclosure that on Dr. Wagner and Mr. Delaney agreed to a transaction value of $2.25 billion on January 16, 2021. Please expand your disclosure to include a more detailed discussion of the negotiations regarding the valuation of Berkshire Grey.
20. Please expand your disclosure of the nature of the discussions with Walmart on February
         10, 2021. In this regard, we note your reference to Walmart as an anchor customer yet they do not appear to have generated a material amount of revenue in the year ended
         December 31, 2021.
 John K. Delaney
FirstName
RevolutionLastNameJohn     K. DelaneyCorp
             Acceleration Acquisition
Comapany
April       NameRevolution Acceleration Acquisition Corp
       16, 2021
April 516, 2021 Page 5
Page
FirstName LastName
Certain Relationships and Related Party Transactions
Customer Contracts with Affiliates of SBG, page 203

21. Please file the agreements with SoftBank Robotics Corp. as exhibits to your registration statement. Refer to Item 601(b)(ii)(A) of Regulation S-K.
Consolidated Financial Statements of Berkshire Grey, Inc.
Note 6. Revenue, page F-14

22. We note your sales "consist of a network of automated machinery installed at the customer location and configured to meet specified performance requirements" and your contracts typically have multiple performance obligations. Please clearly identify the performance obligations you have promised to transfer in your contracts and disclose the significant payment terms. Refer to ASC 606-10-50-12.
23. We note you determined that the revenue of one of your robotic fulfillment system contracts should be recognized at a point in time due to the terms within the contract. Please tell us and clarify in your disclosure over what period of time you typically provide these robotic fulfillment system contracts and how you determined that point in time revenue recognition was appropriate. Refer to ASC 606-10-25-
         23 through 25-30.
General

24. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 John K. Delaney
Revolution Acceleration Acquisition Corp
April 16, 2021
Page 6

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376
or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten,
Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn K. Delaney
                                                      Division of Corporation
Finance
Comapany NameRevolution Acceleration Acquisition Corp
                                                      Office of Technology
April 16, 2021 Page 6
cc:       Blair T. Thetford, Esq.
FirstName LastName